February 27, 2007

Mail Stop 4561

Mr. Roy Thomas
General Agent and Chief Executive Officer
Texas Pacific Land Trust
1700 Pacific Avenue, Suite 1670
Dallas, TX 75201

Re: Texas Pacific Land Trust.
        Form 10-K for the year ended December 31, 2005
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006
        File No. 1-00737

Dear Mr. Thomas:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                          Sincerely,

                          Daniel L. Gordon
                          Branch Chief